

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 9, 2009

Via U.S. Mail

Mr. Robert D. Stiles
Chief Financial Officer
Altisource Portfolio Solutions S.à r.l.
2-8 Avenue Charles de Gaulle
L-1653 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 72 391

> **Re: Altisource Portfolio Solutions S.à r.l.**
> **Registration Statement on Form 10**
> **Filed May 13, 2009 and amended on June 30, 2009**
> **File No. 001-34354**

Dear Mr. Stiles:

We have reviewed your response letter and Form 10 submitted on June 30, 2009, and we have the following comments. We welcome any questions you may have about our comments or any other aspect of our review.

Registration Statement on Form 10, Amendment No. 1

Reasons for the Separation, page 4

1.   We note your response to prior Comment 3. However, we note the inclusion of a risk factor highlighting the limitations imposed upon Altisource for the next two years in connection with the issuance of its stock. Clarify whether Altisource is prohibited from issuing stock that could result in the loss of the tax-free treatment for Ocwen.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Separation from Ocwen and Basis of Presentation, page 47

2.   We note your response to prior Comment 16. You state that you anticipate that
        Ocwen will continue to be a significant customer for Altisource for the
        foreseeable future and that you currently provide these services at market rates.
        You also state that the prices charged to Ocwen are subject to revision at specified
        intervals and that you may be required to provide these services at below market
        rates. Revise to: (i) clarify your definition of foreseeable future; (ii) disclose
        when the prices are subject to revision; and (iii) describe the interval periods you
        refer to in your current disclosure.

3.   On page 16, you state that you may not be able to identify all or accurately price
        the services and transition services provided to Ocwen. Please tell us why you
        would not be able to do so.

Compensation Discussion & Analysis, page 74

4.   We note your response to Comment 26 that "pre-tax net income target" is the
        same as "Corporate EBITDA" and that you will not use EBITDA. However, the
        table on page 78 continues to use Corporate EBITDA. Please revise your
        document to consistently use pre-tax net income target.

Financial Statements

5.   Please amend your Form 10 to include your most recent interim financial
        statements and continue to update your registration statement prior to
        effectiveness. We note that you have voluntarily started filing your periodic
        reports but note that until the Form 10 is declared effective, the company is not
        considered a reporting company under Section 13(a) of the Securities Exchange
        Act of 1934.

*   *   *   *

        Please respond to our comments within 10 business days or tell us by that time
when you will provide us with a response. As appropriate, please amend your Form 10
in response to these comments. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please file your letter over EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: via facsimile to (212) 326-2061
        Paul Scrivano, Esq.
        O'Melveny & Myers LLP